For Immediate Release

QSound Launches 3D Audio Enhancement Software, iQms2, For Microsoft's Windows Media Player 9 Series

CALGARY, CANADA - January 23, 2003: QSound Labs, Inc. (NASDAQ: QSND), a leading supplier of audio software solutions, today announced the launch of iQms(tm)2, the latest addition to QSound's iQ(tm) family, to coincide with Microsoft's launch of www.wmplugins.com as the premier resource and catalog of enhancements for extending the Windows Media Player 9 Series experience for Windows XP. iQms2 integrates seamlessly with Windows Media Player 9 Series, providing a dramatically improved playback experience by making streaming Internet audio and MP3s come alive with QSound's remarkable 3D audio effects.

iQms2 is based on QSound's High Definition audio library (QHD). At the heart of QHD(tm) is QSound's best-selling audio expansion technology, QXpander(R), which takes the existing mono or stereo sound information and applies 3D processing proportionately to it, resulting in two-channel stereo output with a dramatically wider perceived sound field. iQms2 also uses QSound's QRumble(tm) and QSizzle(tm) to restore both punch and brilliance to music, bringing the "warmth" of analog playback to digital audio files.

"Windows Media Player gives QSound another opportunity to showcase our audio enhancement technology," said David Gallagher, President and CEO, QSound Labs. "We believe that iQms2 will provide Windows Media 9 Series customers with the highest-quality Web-based digital media experience."

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. To hear 3D audio demos and learn more about QSound, visit our web site at www.qsound.com.

For More Information, Please Contact:

Investor Relations
Paula Murray
Phone: 954-796-8798
Fax: 954-796-9312
paula.murray@qsound.com

Media Relations
Jody Alexander
Phone: 403-291-2492
Fax: 403-250-1521
jody.alexander@qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with consumer acceptance of the Company's products, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.